

October 10, 2012

<u>Via E-mail</u>
Gary Y. Kusumi
Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive
Suite 500
Addison, Texas 75001

> **Re:** **Affirmative Insurance Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 000-50795**

Dear Mr. Kusumi:

We have reviewed your September 25, 2012 response to our verbal comments issued on September 11, 2012 and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of goodwill and other intangible assets, page 34

1. Please refer to your response to comment one. We do not believe that you have provided sufficient supporting evidence to conclude that your fair value estimate is reasonable after consideration of your market capitalization as a data point at December 31, 2010 and September 30, 2011. In this regard, we note the following:

- The transactions you assert support a 70-100% control premium do not appear to apply to your December 31, 2010 analysis as the transactions cited had not yet occurred at the time you were preparing your December 31, 2010 financial statements.
- The control premium implied in your analysis at September 30, 2011 appears to substantially exceed the range of control premiums suggested by the transactions you observed.
- As the implied control premium widens, the amount of evidence supporting your judgments should increase, and you do not appear to have provided sufficient evidence required to support the magnitude of the implied control premium at December 31, 2010 and September 30, 2011. Further, given the significant increase in your implied control premium at September 30, 2011 as compared to December 31, 2010, you also do not appear to have provided the necessary evidence to support this increase.
- The other factors described in your response to support a higher control premium than market transactions do not appear to have been presented in a sufficient way to explain how such factors would be viewed by a market participant, and how a market participant's consideration of such factors would impact their view of the fair value of your reporting unit.

Please either revise your analysis to adequately support and explain how your fair value estimate is reasonable in comparison to your market capitalization or revise your fair value estimate.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant